UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer
Linen Mobile, Inc. (f/k/a Bloqboard, Inc.)

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 11, 2018

Physical address of issuer
44 Tehama St., San Francisco, CA 94105

Website of issuer
https://linen.app

Current number of employees
2

	Fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$595,357.00	$657,542.00
Cash & Cash Equivalents	$81,578.00	$189,703.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$78,364.00	$59,102.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$998.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$428,144.00	-$357,038.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

<p style="text-align:center">**April 30, 2021**</p>

<p style="text-align:center">**FORM C-AR**</p>

<p style="text-align:center">**Linen Mobile, Inc. (f/k/a Bloqboard, Inc.)**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "*Form C-AR*") is being furnished by Linen Mobile, Inc. (f/k/a Bloqboard, Inc.), a Delaware corporation (the "*Company*", "*Linen,*" as well as references to "*we,*" "*us*," or "*our*"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "*SEC*").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://linen.app/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000.00, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance

and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Linen Mobile, Inc. (the "*Company*" or "*Linen Mobile*") is a Delaware corporation, incorporated on June 11, 2018. The Company was formerly known as Bloqboard, Inc.

The Company is located at 44 Tehama St. San Francisco, CA 94105.

The Company's website is https://linen.app.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company is a developer of Linen App ("*Linen App*", or the "*Application*" or "*App*"), a mobile app and a crypto assets wallet which enables users to acquire and hold the emerging class of crypto assets (governance tokens, rewards tokens, social tokens, etc). The app also allows access to certain blockchain-based protocols, including liquidity pools and staking in decentralized finance (DeFi). The Application is the Company's main product and is currently in private beta testing. Not all features of Linen App are currently available. Exchange pools, lending liquidity pools, and staking are developed by third-parties. These liquidity pools are powered by public blockchains such as Ethereum that allow for value transfer and can be programmed using smart contracts.

RISK FACTORS

Risks Related to the Company's Business and Industry

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on June 11, 2018, and our main product, Linen App, is currently in private beta testing. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

To date, we have only generated minor revenue, and do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, our current assets will be sufficient to satisfy our contemplated cash requirements for the next twenty-four (24) months.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may face potential difficulties in obtaining capital.
We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities held by our current investors. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

We are still in the research and development phase and it makes it difficult to evaluate our business prospects. Significant risks of failure exist.
We are currently in the research, development, and testing phase and it makes it difficult to evaluate our future business and prospects, and to plan for our anticipated future growth. Our business model has not been proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by companies in developing industries, including our ability to achieve broad market acceptance of our App, attract customers, identify and grow relationships with providers, withstand increasing competition in our existing and future markets, and manage increasing expenses as we grow our business. Our current operating model may require changes in order for us to scale our operations efficiently. Investors should consider our business and prospects in light of the risks and difficulties we face as an early-stage company focused on developing our App, both organically and through strategic relationships, in the field of blockchain, crypto assets and financial technology. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the markets for our App, our business could suffer and our results of operations and financial condition could differ materially from our expectations.

Our business depends on attracting and retaining new wallet customers. Any failure of our App to satisfy user and customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.
The success of our business depends on our ability to attract and retain Linen App customers. To do so, we must persuade potential customers that our App offers significant advantages over those of our competitors. Market acceptance of the App is affected by a number of factors, many of which are beyond our control, including the timing of development and release of new products, features and functionality introduced by us or our competitors, the performance of third-party services offered through the App, customer perceptions of the App's security and reliability, acceptance and interest in crypto assets generally, and the growth or contraction of the market in which we compete.

In addition, as the market for crypto assets and related services continues to mature, we expect that an increasing focus on customer satisfaction will profoundly impact demand for the App. We believe that our customers are increasingly looking for flexible and secure crypto asset wallets that seamlessly integrate a range of applications and support a wide variety of crypto assets, while streamlining the customer

experience and minimizing complexity. If we are unable to meet this demand, or if the App otherwise fails to achieve widespread market acceptance, our business, results of operations, financial condition and growth prospects may be adversely affected.

Our business depends in part on third-party services integrated with the App. If these third-party services fail to provide adequate functionality for our customers, our business, results of operations and financial condition could be adversely affected.

We rely on the integration of third-party services, including payments providers and smart contracts deployed to blockchains, for several key aspects of the App's functionality and features. As such the performance and reliability of these third-party services is critical to the continued growth in market demand for, and market acceptance of, the App. The success of third-party services on the App is affected by a number of factors, many of which are beyond our control, such as the technical support provided by such third-parties, our ability to successfully integrate such services into the App using third-party application programming interfaces ("*APIs*") or smart contracts, technological changes and developments, and customer preferences. There can be no assurance that these third-party services will continue to perform in a manner our customers find adequate. If our customers have negative experiences with these third-party services through the App, the attractiveness of our App may be diminished, and we may experience difficulties attracting and retaining customers.

In addition, we plan on generating substantially all of our revenue from fees associated with the integration of third-party services and open blockchain-based protocols and liquidity pools with the App. If a third-party service made available through the App performs inadequately, or is perceived by customers to perform inadequately, our customers may be less likely to use that third-party service, which could affect our ability to successfully monetize and generate revenue from the service.

Any actual or perceived failure of the App to block malware or prevent failures or security breaches or incidents could harm our reputation, cause the App to be perceived as insecure, underperforming, or unreliable, impede our efforts to attract and retain customers, and otherwise negatively impact our business, results of operations and financial condition.

We face security threats from malicious third parties that could obtain unauthorized access to our internal systems, networks and data. Computer malware, viruses and computer hacking, fraudulent use, social engineering (including spear phishing attacks) and general hacking have become more prevalent, and such incidents or incident attempts may occur against our customers in the future. We or our customers may become the target of cyber-attacks by third parties seeking unauthorized access to our customers' confidential data, which could disrupt our ability to provide services on the App, or lead to exposure of customer information and loss of customer funds. Additionally, we use certain third-party service providers to store and process data on our behalf, and they face a variety of security risks. We have taken steps to protect customer information that might pass through our App, as well as any confidential information we may obtain through our customer support services. However, our security measures or those of our third-party service providers could be breached or we could suffer data loss or unauthorized access to, or use of, our App or the systems or networks used in our business.

It is virtually impossible for us to entirely mitigate the risk of these security threats, and the security, performance, and reliability of the App may be disrupted by third parties, including competitors, hackers, disgruntled employees, former employees, or contractors. Additionally, certain kinds of viruses or malware can corrupt basic functionalities of device operating systems to allow hackers to access or misdirect our customers' crypto assets.

We also process, store and transmit our own data as part of our business and operations. This data may include personally identifiable, confidential or proprietary information, and we use third-party service providers to store and process certain data for us. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. While we take steps in an effort to protect the security of our App and the availability, integrity, confidentiality and security of our data, our security measures or those of our third-party providers could

fail and result in unauthorized access to or use of our App or unauthorized, accidental or unlawful access to, or disclosure, modification, misuse, loss or destruction of, our or our customers' data.

Private keys may also be compromised if customers choose to store their private keys in non-secure systems. Although such incidents are outside of our control and do not relate to any insecurity or vulnerability on the part of the App, customers may nevertheless blame or become dissatisfied with the App as a result of these negative experiences.

Whether or not accurate, a market perception that the App is insecure, underperforming or unreliable could result in:

- A loss of existing or potential customers or third-party relationships;
- Harm to our financial condition and results of operations;
- Delay or inability to attain market acceptance of our App;
- Expenditure of significant financial resources in efforts to analyze, correct, eliminate, remediate, or work around errors or defects, to address and eliminate vulnerabilities, and to address any applicable legal or contractual obligations relating to any actual or perceived security breach or incident;
- Negative publicity and damage to our reputation and brand; and
- Legal claims and demands (including for stolen assets or information, repair of system damages, and compensation to customers), litigation, regulatory audits, proceedings or investigations, and other liabilities.

Any actual or perceived security breach or other incident may also lead to the expenditure of significant financial and other resources in efforts to investigate or correct a breach, address and eliminate vulnerabilities and prevent future security breaches or incidents, as well as the incurring of significant expenses for remediation that may include liability for stolen assets or information, repair of system damage that may have been caused, and other liabilities.

Furthermore, because data security is a competitive factor in our industry, we make statements publicly, including in our privacy policies and terms of service, providing assurances about the security of our App, including descriptions of our security measures. Should any of these statements be untrue or become untrue, even though circumstances beyond our reasonable control, we may face claims, investigations or other proceedings by U.S. federal and state regulators, as well as foreign regulators and private parties.

The immutability of cryptocurrency network ledgers may mean stolen, lost, or incorrectly transferred digital assets may be irretrievable.

Generally, digital assets are controllable only by the possessor of a unique public key and private key relating to the local or online digital wallet in which the digital assets are held. While many blockchain networks require a public key relating to a digital wallet to be published when used in a spending transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such wallet. To the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, we will be unable to access the digital assets held in the related digital wallet and the private key will not generally be capable of being restored. Our product is a digital asset wallet and our users may be exposed to the risks described above and if such events were to occur in significant numbers due to a product flaw, an investment in our Company could be adversely affected.

Our risk management efforts may not be effective to prevent fraudulent activities by third-party providers or other parties, which could expose us to material financial losses and liability and otherwise harm our business.

We contract with third-party providers for applications available through our App, as well as some services required to maintain the App. We may be targeted by parties, including customers, hackers, or third-party providers, who seek to commit acts of financial fraud using techniques such as stolen identities and bank

accounts, compromised email accounts, employee or insider fraud, account takeover, or other types of fraud. We may suffer losses from acts of financial fraud committed by our employees or third parties.

The techniques used to perpetrate fraud on our App and the applications accessed through our App are continually evolving, and we expend considerable resources to monitor and combat them, and to inform customers of the limits to the control we have over third-party provider activities. Additionally, when we introduce new products, or expand existing products, we may not be able to identify all risks created by the new products or applications. Our risk management policies and procedures may not be sufficient to identify all of the risks to which we or our customers are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we or our customers may become subject in the future. Furthermore, our risk management policies and procedures may contain errors, or our employees or agents may commit mistakes or errors in judgment as a result of which we may suffer large financial losses.

The growth of our business will continue to place significant demands on our risk management efforts, and we will need to continue developing and improving our existing risk management policies and procedures. As techniques used to perpetrate fraud on our App evolve, we may need to modify our App, services or agreements with third parties to mitigate fraud risks. Further, these types of fraudulent activities on our App can also expose us to civil and criminal liability, governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our third-party providers.

Customers or third-party activities may subject us to liability or cause us to experience adverse political, business, and reputational consequences with customers, employees, third parties, government entities, and others.

Activities of our customers or other third parties could subject us to regulatory enforcement actions or liabilities. Our customers may use our App in violation of applicable law or in violation of our terms of service or the terms of service of our third-party API providers. For example, applicable U.S. federal and state and foreign laws may prohibit us from making available our App or certain of its functionalities in all jurisdictions.

If governmental authorities choose to initiate legal or regulatory proceedings against us as a result, we could be subject to enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions and the costs associated with defending against such actions. The existing laws relating to the liability of providers of online products and services for activities of their users, as well as the laws governing transactions in crypto assets, are highly unsettled and in flux both within the United States and internationally, and there can be no assurance that our compliance efforts will keep pace with changes in the law.

We may be subject to political, business or reputational risks due to the activities of customers or other third parties that are out of our control. Customers may assume that we are able to prevent scams by third parties or others or that we have control over their assets or the ability to log in to their wallet if they lose their login information, and our reputation may be negatively impacted if we are perceived to be taking insufficient measures to address such concerns, even if the non-custodial nature of the App prevents us from doing so as a technical matter. In addition, customer concerns about third-party services or crypto assets made available through the App may cause our reputation to suffer for reasons outside of our control. For example, we have received complaints associated with delays by third-party blockchains in processing and recording transactions in crypto assets. While we cannot control the operation of these blockchains, customers may and have attributed such delays to our App, leading to doubts about the efficiency or reliability of the App. As a result of activities by our customers or other third parties outside of our control, we may experience adverse political, business or reputational consequences.

If our customers' or contractual providers' access to our App is interrupted or delayed for any reason, our business could suffer.

Any interruption or delay in our customers' or third-party API and blockchain based app providers' access to our App will negatively impact our customers. Our customers depend on the continuous availability of

the App to send and receive crypto assets, and access blockchain-based third party applications without interruption. The adverse effects of any App interruptions on our reputation and financial condition may be heightened due to the nature of our business and our customers' expectation of continuous and uninterrupted access to their wallet and low tolerance for interruptions for any duration.

The following factors, many of which are beyond our control, can affect the delivery, performance, and availability of our App:

- The development, maintenance, and functioning of the infrastructure of the Internet as a whole;
- The performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable Internet access and services;
- Decisions by the owners and operators of facilities through which our App is deployed or by global telecommunications service providers who provide us with network bandwidth to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, or prioritize the traffic of other parties;
- The occurrence of earthquakes, floods, fires, power loss, system failures, physical or electronic break-ins, acts of war or terrorism, human error or interference (including by disgruntled employees, former employees, or contractors), pandemics, and other catastrophic events;
- Cyberattacks targeted at us, facilities where our App infrastructure is located, our global telecommunications service providers, or the infrastructure of the Internet;
- Errors, defects, or performance problems in the software we use to operate our App to our customers;
- Our customers' or contractual providers' improper deployment or configuration of our customers' access to our App;
- The maintenance of the APIs in our systems that our providers use to interact with our App;
- The failure of our redundancy systems, in the event of a service disruption at one of the facilities hosting our App infrastructure, to redistribute load to other components of our App; and
- The failure of our disaster recovery and business continuity arrangements.

The occurrence of any of these factors, or our inability to efficiently and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively impact our relationship with our customers, or otherwise materially harm our business, results of operations, and financial condition.

Because our business is dependent, in part, on the continued market acceptance and development of crypto assets and blockchain technology by consumers, any declines or negative trends affecting crypto assets or blockchain technology will adversely affect our business operations.
The App is built around holding, transferring, exchanging and using crypto assets, which means our business depends on growth in the adoption and acceptance of crypto assets and the underlying blockchain technology to maintain and increase demand for the App. Blockchain technology is relatively new, untested and evolving. It represents a novel combination of several concepts, including a publicly available database or ledger that represents the total ownership of the currency at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes that permit decentralization by eliminating the need for a central clearing-house while guaranteeing that transactions are irreversible and consistent, differing methods of incentivizing this authentication by the use of new tokens issued as rewards for the validator of each new block or transaction fees paid by participants in a transaction to validators, and hard limits on the aggregate amount of currency that may be issued. As a result of the new and untested nature of cryptocurrency and blockchain technology, the market for crypto assets and related services is relatively new and rapidly evolving, and its growth is subject to a high degree of uncertainty. As such, the crypto asset industry is vulnerable to risks and challenges, both foreseen and unforeseen. Examples of these risks and challenges include:

- Scalability is a challenge for platforms working with large blockchains, because addition of records to a blockchain requires the network to achieve consensus through a transaction validation mechanism, which often involves redundant and extensive computation; processing of transactions

is slower than that achieved by a central clearing-house; and delays and bottlenecks in the clearance of transactions may result as the crypto assets expand to a greater number of users.

- Because some crypto assets may be considered securities, the fees we plan on receiving from third parties could potentially raise regulatory issues related to whether the recipient of the fees is required to register as a broker-dealer under the Securities Exchange Act of 1934, as amended ("*Exchange Act*").
- Blockchain technology can have complex validation processes, and confirmation of a transaction may not always be instantaneous. Users of any crypto asset wallet who do not wait a sufficient period before treating blockchain as permanently written may lose assets and funds in exchange for blockchain payments that are never completed. While this risk is not unique to the App, and is not due to any feature of the App, customers may blame us for such transaction errors, which could harm our reputation and make it difficult to retain customers or persuade new customers to use our App.
- Because many blockchains are public, malicious users may freely view, access and interact with key components of the networks on these blockchains. For example, some of the applications on our App rely on "smart contracts" written to the Ethereum Blockchain, an open-source, public, distributed ledger that is secured using cryptography (the "*Ethereum Blockchain*"), and malicious users will be able to freely access this code in ways that could allow them to steal or otherwise affect crypto asset transactions.

Although there may be solutions that have been proposed and implemented to these and other challenges facing various crypto assets and the blockchains on which they rely, the effectiveness of these solutions has not been proven. Further, other challenges may arise in the future that we cannot predict. For example, advances in cryptography and/or technical advances, such as the development of quantum computing, could present risks to the crypto assets and the App by undermining or vitiating the cryptographic consensus mechanism that underpins some blockchain protocols. Similarly, legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols, which could limit the utility of certain blockchains, resulting in a significant loss of value or the termination of crypto assets or applications on the App. Accordingly, the further development and future viability of crypto assets in general or for specific cryptocurrencies, is uncertain, and unknown challenges may prevent their wider adoption.

The growth of the blockchain industry in general, as well as the blockchain networks on which crypto assets rely, is subject to a high degree of uncertainty regarding consumer adoption and long-term development. The factors affecting the further development of the crypto asset industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of digital assets and other blockchain technologies;
- Government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of blockchain networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;
- The extent to which current interest in crypto assets represents a speculative "bubble";
- General economic conditions in the United States and the world;
- The regulatory environment relating to crypto assets and blockchains; and
- A decline in the popularity or acceptance of crypto assets or other blockchain-based tokens.

The crypto assets industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and crypto assets may deter or delay the acceptance and adoption of the App.

In general, demand for our products and services is highly correlated with general economic conditions.

Demand for our product is highly correlated with trading in the cryptocurrency markets. Consequently, a substantial portion of our expected revenue is indirectly derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

The App may not be widely adopted and may have limited users. We may discover defects in the underlying blockchain-based liquidity pools or in our technology in the future that are currently unknown or currently do not exist, and we will not be able to detect or correct these defects.

It is possible that the App will not be used by a large number of individuals. Further, we may discover defects in the underlying blockchain-based liquidity pools and in our system in the future. We may not be able to detect and correct defects or errors before customers begin to use the App. Consequently, we or our customers may discover defects or errors after our App has been implemented. These defects or errors could also cause inaccuracies in the data we collect and process as part of our services for our customers, or even the loss, damage or inadvertent release of confidential data. Even if we are able to identify and repair defects in a timely manner, any history of defects or inaccuracies in the data we collect and process, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to use our App and or blockchain-based lending and exchange liquidity pools. The costs associated with any material defects or errors in the lending and exchange liquidity pools on underlying protocols may be substantial and could materially adversely affect our business.

The prices of digital assets such (especially those maintained on a blockchain) are extremely volatile. Fluctuations in the price of digital assets and/or waning interest of investors in the cryptocurrency industry could materially and adversely affect our business.

We are exposed to risks and volatility of the digital assets (blockchain-based/cryptocurrency) markets. The prices of widely used blockchain-based assets such as Bitcoin and Ethereum have historically been subject to dramatic fluctuations and are highly volatile. Several factors may influence the interest in cryptocurrency and blockchain asset investments, including, but not limited to: global blockchain asset supply; purchasers' expectations with respect to the rate of inflation; changes in the software, software requirements or hardware requirements underlying the blockchain-based lending and exchange liquidity pools and protocols; changes in the rights, obligations, incentives, or rewards for the various participants in the underlying protocols; interest rates; currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of blockchain asset exchanges on which users may trade cryptocurrency and blockchain assets and liquidity on such exchanges; interruptions in service from or failures of major blockchain asset exchanges and our partners who provide the exchange in which users may trade cryptocurrency and blockchain assets; investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in blockchain assets; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures that may affect the use of blockchain assets; the maintenance and development of the open-source software protocol of certain blockchain assets; global or regional political, economic or financial events and situations; or expectations among the App, protocols or other blockchain assets participants that the value and/or utility of other blockchain assets will soon change.

The App and the underlying blockchain-based liquidity pools and protocols may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of cryptocurrency (digital assets), including stablecoins which Linen App uses.

If the App and/or underlying blockchain based lending and exchange liquidity pools are compromised or if the App and/or the underlying blockchain-based lending and exchange liquidity pools are subjected to attacks that frustrate or thwart our users' ability to access the App, the underlying blockchain-based liquidity pools, their cryptocurrency, including stablecoins or other products and services, users may cut back on or stop using the App altogether, which could seriously reduce or eliminate the need for our products and services.

The App and the underlying blockchain-based liquidity pools are using new technology.

There are no guarantees that such technology will be bug-free or accepted by the marketplace. Thus, even if the App is operational, stablecoins and other cryptocurrency help in Linen App may be subject to the risk of theft, loss, malfunction, or reputational risk, any of which can significantly degrade the potential use our App. The underlying lending and exchange liquidity pools, a structural foundation of our App, is developed and governed by third parties, including companies and developers' communities, are the open-source software. This open-source software and our product and services are still in an early development stage and is unproven, and there can be no assurances that the Company can successfully provide secure access to these open source protocols, transfer, store cryptocurrency, including stablecoins, or its services will be uninterrupted or fully secure which may result in a complete loss of users' cryptocurrency, including stablecoins, or an unwillingness of users to access, adopt and utilize our products and services that are still in an early development stage and are unproven, and there can be no assurances that the Company's services will be uninterrupted or fully secure which may result in a complete loss of users' cryptocurrency, including stablecoins, or an unwillingness of users to access, adopt and utilize the Company's products and services. Further, the Company and the underlying blockchain-based liquidity pools may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the underlying blockchain-based liquidity pools which may result in the loss or theft of user's funds. For example, if the underlying blockchain and the blockchain-based liquidity pools and cryptocurrencies are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), such attacks may materially and adversely affect the Company.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. The growth of the Company's business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business, which could impact its ability to develop, enhance, and maintain the System. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penal-ties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results, which could impact its ability to develop, enhance, and maintain the System. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings is uncertain, and new regulations or policies, including with respect to virtual currencies, may materially adversely affect the Company.

Regulation of cryptocurrency and tokens, including stablecoins, and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is still evolving; varies significantly

among international, federal, state and local jurisdictions; and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption and use of its products and services. Failure by the Company, or certain users of the Company's products and services, to comply with any laws, rules and regulations – some of which may not exist yet, may be subject to interpretation and/or may be subject to change – could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state and federal regulators have created and continue to amend and extend rules and licensing frameworks concerning blockchain-based digital assets, including stablecoins. Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions, such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such a change could be substantial and materially adverse to the development and growth of the Company and the adoption and use of the Company's products and services. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, including with respect to virtual currencies, may materially and adversely affect the potential functionality of and demand for cryptocurrencies and the Company's products and services.

Regulatory determinations may make cryptocurrencies, including stablecoins, illegal in certain jurisdictions or for certain categories of investors.

It is possible that current or future regulations could make cryptocurrencies, including stablecoins, and/or the Company illegal in some jurisdictions, or for some categories of investors, which could possibly result in a winding down of the Company, or a decrease in the value of the Company. Because the majority of cryptocurrencies, including stablecoins, have not been formally classified by regulatory agencies, it is possible that subsequent determinations by regulators may prevent certain individuals or entities from using or holding cryptocurrencies, including stablecoins, in the future. Such a determination could materially reduce the functionality and demand for cryptocurrencies, the borrowing and lending and exchange activities.

Our international operations expose us to additional risks, and failure to manage those risks could materially and adversely impact our business.

While Linen does not have physical infrastructure outside of the United States, we do have contractors outside of the United States. Any expansion internationally could subject us to a variety of additional risks and challenges, including:

- Increased management, travel, infrastructure and legal compliance costs associated with having operations in multiple jurisdictions;
- Providing our App and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our App to ensure that they are culturally appropriate and relevant in different countries;
- Compliance with foreign privacy, data protection, and security laws and regulations, including data localization requirements, and the risks and costs of non-compliance;
- Greater difficulty in enforcing contracts and accounts receivable collection, and longer collection periods;
- Limitations on our ability to market our App and for our solution to be effective in foreign markets that have different cultural norms and related business practices that de-emphasize the importance of positive customer and employee experiences;
- Differing technical standards, existing or future regulatory and certification requirements and required features and functionality;
- Political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world;

- Compliance with laws and regulations for foreign operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limits on our ability to acquire new customers in certain foreign markets, and the risks and costs of noncompliance;
- Changes in a specific country's or region's political or economic conditions;
- Reduced or uncertain protection for intellectual property rights in some countries;
- Greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;
- Greater risk of a failure of foreign personnel and third-party API providers to comply with both U.S. and foreign laws, including antitrust regulations, anti-bribery laws, export and import control laws, and any applicable trade regulations ensuring fair trade practices;
- Differing employment practices and labor relations issues;
- If our non-custodial wallets or the applications we offer were to be banned in other countries as a result of legal changes or regulatory or legal challenges to the App, we could lose access to customers in those countries, which could materially and adversely impact our business.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Our competitors include cryptocurrency wallets that integrate Ethereum-based lending and exchange liquidity pools and aggregators of DeFi protocols. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved financial products and services and thus may be better equipped than us to develop and commercialize financial products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our financial products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.
The Company's main product, Linen App, is currently in a phase of beta testing. Further, the Company expects developing new products and services after the release of the App. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our App, we will manage and store various proprietary information and sensitive/confidential data.
Our main product, Linen App, provides a mobile wallet to hold cryptocurrency, including stablecoins, and to interact with blockchain-based protocols and a debit card. Such product entails the management of highly confidential information. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our App depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data

systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

An intentional or unintentional disruption, failure, misappropriation or corruption of our App and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Our Company relies on one specific protocol (the Compound protocol) and, in the event of a hack of this protocol, our users could lose all their investment. Further, operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Vitaly Bahachuk and Aliaksandr Bazhanau who are the founders, directors, and officers of the Company. Vitaly Bahachuk is the sole member of DCH LLC which owns 59.56% of the Company's outstanding voting equity securities, and Aliaksandr Bazhanau is the sole member of Red Crossbill LLC, which owns 39.71% of the Company's outstanding voting equity securities. The Company relies on Vitaly Bahachuk in order to develop the Company's product vision, conduct marketing efforts and execute of the Company's business plan. Similarly, the Company relies on Aliaksandr Bazhanau to design the technical architecture of its products, and to lead the Company's software development. However, the Company has not purchased any insurance policies with respect to these individuals in the event of their death or disability. Therefore, if Vitaly Bahachuk and Aliaksandr Bazhanau die or become disabled, the Company will not receive any compensation to assist with such persons' absence. The loss of such persons could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any

material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Regulatory changes or actions may adversely affect the Company's business model.
A major part of our business plan involves providing access to lending and exchange liquidity pools available on the Ethereum blockchain. We believe that the size of such pools will be growing in the future due to the growth in the cryptocurrency markets. However, as cryptocurrencies have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the cryptocurrency networks, users and exchanges. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in DeFi and the Company's entire business model.

Many of these agencies, including the SEC, CFPB, FINRA, the Federal Trade Commission ("***FTC***") and state financial regulatory agencies, including those of Washington, Wisconsin, North Carolina, Nevada, Massachusetts, Michigan, New Hampshire, Alabama, Maryland, Maine, New Mexico, California, Florida and Hawaii, have issued consumer advisories regarding the risks posed by digital currencies.

Our main product, Linen App, is expected to include a non-custodial wallet that provides access to blockchain-based lending and exchange liquidity pools and a debit card. In the guidance issued on May 9, 2019, FinCEN defined the term "money transmitter" as a person that provides money transmission services, or any other person engaged in the transfer of funds. The term "money transmission services" means "the acceptance of currency, funds, or other value that substitutes for currency from one person and the transmission of currency, funds, or other value that substitutes for currency to another location or person by any means". FinCEN's regulations provide that whether a person is a money transmitter is a matter of facts and circumstances. The requirement that the Company registers with FinCEN and comply with anti-money laundering regulations may adversely affect our operation costs.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.
Our main product, the Linen App, enables users to hold, send, and receive cryptocurrency and access certain blockchain-based protocols, including liquidity pools in decentralized finance (DeFi). Thus, we do not consider us operating in the lending industry. However, as the regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense, these regulatory frameworks may become applicable to our business. Any such regulatory framework that may become applicable to our business or changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations already applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to conduct our business, by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate loans and perform our obligations to investors and other constituents.

We may be subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We have not developed a regulatory compliance program per se, nor engaged in enterprise risk management efforts.
We have not developed an enterprise risk management program addressing regulatory compliance policies and procedures. We rely on our business partners to do so. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our business partners' efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and our business partners' policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Form C-AR, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary

damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. For example, Wyre Payments, Inc. is our sole provider of exchange services of U.S dollars to cryptocurrency. Such third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable cost-effective terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

BUSINESS

Description of the Business

The Company is a developer of Linen App ("*Linen App*", or the "*Application*" or "*App*"), a mobile wallet which enables users to hold, send, and receive cryptocurrency (such as governance tokens, rewards tokens, social tokens, etc.) and access certain blockchain-based protocols, including liquidity pools in decentralized finance ("*DeFi*"). The Application is the Company's main product and is currently in private beta testing. Not all features of Linen App are currently available. Exchange pools, lending liquidity pools, and staking are developed by third-parties. These liquidity pools are powered by public blockchains such as Ethereum that allow for value transfer and can be programmed using smart contracts. The core of the crypto asset wallet is a smart contract that "lives" on the Ethereum blockchain and is controlled from the App. The crypto assets wallet is non-custodial, meaning that the Company does not have access to user assets and only a user can access crypto assets stored in the wallet. In order to transact on blockchains, a user must sign transactions with a private key. Linen provides an app that securely stores private key on a user device. The Company has developed private key backup and recovery mechanism in such a way that a user does not require writing down or memorizing complex passwords. This makes the wallet user friendly and allows less tech savvy people to participate in DeFi and other activities that require self-custody wallets and transaction signing with a cryptographic key.

Linen also maintains a community chat in Discord for the new to DeFi investors to learn, ask questions, and share ideas about this new field.

Linen App, Linen smart contract wallet, and the community chat offer tools and resources for anyone to participate in DeFi. This activity has been traditionally reserved for tech savvy people.

Business Plan

Linen provides software to self-custody crypto assets as well as to access blockchain-based applications such as Compound protocol and others. Linen App aims to provide users with an interface to blockchain-based applications, including supplying stablecoins to Compound liquidity pool. Compound is an autonomous interest rates protocol residing on the Ethereum blockchain that provides borrowers with the ability to borrow crypto assets by posting collateral in the form of another crypto asset. Since Q4 of 2018 the Compound protocol was available to the public, however due to the specifics of transacting on the Ethereum blockchain it was mostly used by the tech-savvy early adopters. In addition to the liquidity pools on the Compound protocol, there are other liquidity pools available on the Ethereum blockchain.

In order to execute its business plan, Linen plans on using Ethereum-based technology and delivering its software using a native iPhone mobile application. Linen App on Android is planned for future releases. In addition, Linen App has integrated a third-party payment processor Wyre Payments, Inc. that provides conversion of U.S. dollars for cryptocurrency for users of Linen App in certain states in the U.S.

We are planning on utilizing both blockchain-based and traditional financial technologies to expand our offerings. Many countries outside of the United States, especially countries with high inflation or low interest rates could benefit from having access to liquidity pools powered by the Compound protocol.

We are planning on making money by taking transaction fees on crypto assets exchanges, affiliate fees from DeFi liquidity pools and other partners. Premium subscription features are planned to be introduced at a later time. Since the industry is new and constantly evolving, we will be assessing new revenue opportunities as we progress.

History of the Business

Recently, there has been an emergence of alternative investments such as peer-to-peer lending, art, collectibles, and other alternative investments such as cryptoassets offered by numerous fintech apps. Consumers are getting more comfortable using online and mobile investment apps with modern experience.

We have started developing applications that interact with the Ethereum blockchain in June 2018 and our first product was a web interface for Decentralized protocols Compound and MakerDAO. In 2019 we have changed our Company's legal name to Linen Mobile, Inc. to focus on Linen App.

Our main product, the Linen App, is currently in private beta testing. The Company is not able at this point to disclose when Linen App is going to be available to a broader audience. We currently have an early access waitlist and are inviting prospective users from the waitlist first. The initial release of the App will include a mobile self-custody (non-custodial) cryptocurrency wallet that allows access to the Compound protocol.

The Company's Products

Our main product is Linen App. The Application is the Company's main product and is currently in private beta testing. Not all features of Linen App are currently available. Exchange pools, lending liquidity pools, and staking are developed by third parties. These liquidity pools are powered by public blockchains such as Ethereum that allow for value transfer and can be programmed using smart contracts. Not all features of Linen App are currently available.

Competition

Cryptocurrency wallets that integrate Ethereum-based lending liquidity pools in their wallets and aggregators of DeFi protocols are our closest competitors. Projects like Argent, Dharma, Outlet Finance, Zerion, BlockFi, ZenGo, Coinbase, Celsius, Nexo and others provide the ability to earn interest on stablecoins and cryptocurrencies. Linen App is focusing on less tech-savvy users and on long-tale of crypto assets.

Customer Base

We are still in a private beta testing phase for our main product. We are planning on rolling out our products and services gradually. We intend to target younger demographics who are accustomed to fintech platforms, collectables, culture, and cryptoassets.

Suppliers

Linen App is providing an interface to access blockchain-based Compound protocol to enable users supply stablecoins to a lending liquidity pool. Compound is an algorithmic, autonomous interest rates protocol residing on the Ethereum blockchain.

In addition, Linen App is using a third-party payment processor Wyre Payments, Inc. that enables conversion of U.S. dollars for cryptocurrency, including stablecoins, and provides payment services to users of Linen App.

Intellectual Property

The Company has filed applications for the below.

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
US Serial Number: 88618595	Linen	STANDARD CHARACTER MARK	Sep. 16, 2019 (published for opposition on July 28, 2020)	N/A	USA

Governmental/Regulatory Approval and Compliance

The Company is currently subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities and may become subject to laws and regulations of jurisdictions outside the U.S. in the near future. These laws and regulations are subject to change.

Litigation

In 2019, the Company received a cease and desist letter regarding the use of the Company's prior legal name, which the Company is no longer using. The Company does not anticipate litigation with regard to this matter.

Other
The Company's principal address is 44 Tehama St, San Francisco, CA 94105.

The Company has no additional addresses.

The Company conducts business worldwide.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vitaly Bahachuk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President: June 2018 - Present
Chief Executive Officer: November 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vitaly is in charge of developing the Company's product vision conducting the marketing efforts and executing the Company's business plan.

Prior to his responsibilities at the Company, Vitaly was President of OCF, Inc from February 2019 to December 2019, where he was responsible for the company's strategy. Prior to the foregoing, Vitaly was President of Almus Media, Inc, from November 2015 to July 2018, where his responsibilities included business development.

Education

Vitaly Bahachuk graduated in May 2006 from the University of Colorado at Boulder, thereby obtaining a BS degree in Business Administration and Finance.

Name

Aliaksandr Bazhanau

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Treasurer, Secretary: June 2018 - Present
Chief Technology Officer: November 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Aliaksandr Bazhanau in responsible for the design and technical architecture of the Company's products. Backend systems and smart contract development also fall within his purview.

Prior to his responsibilities at the Company, Aliaksandr was Treasurer and Secretary of OCF, Inc, where he was engaged in technology consulting from February 2019 to December 2019. Prior to the foregoing, he worked as a software engineer at Adform, from April 2015 to March 2018. Aliaksandr completed a Blockchain research internship at IBM Research from August 2017 to November 2017.

Education

Aliaksandr Bazhanau graduated in August 2017 from the Belarusian State University, thereby obtaining a BS degree in Computer Science.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vitaly Bahachuk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President: June 2018 - Present
Chief Executive Officer: November 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vitaly is in charge of developing the Company's product design, conducting the marketing efforts and executing the Company's business plan.

Prior to his responsibilities at the Company, Vitaly was President of OCF, Inc from February, 2019 to December 2019, where he was responsible for the company's strategy. Prior to the foregoing, Vitaly was President of Almus Media, Inc, from November 2015 to July 2018, where his responsibilities included business development.

Education

Vitaly Bahachuk graduated in May 2006 from the University of Colorado at Boulder, thereby obtaining a BS degree in Business Administration and Finance.

Name

Aliaksandr Bazhanau

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Treasurer, Secretary: June 2018 - Present
Chief Technology Officer: November 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Aliaksandr Bazhanau in responsible for the design and technical architecture of the Company's products. Backend systems and smart contract development also fall within his purview.

Prior to his responsibilities at the Company, Aliaksandr was Treasurer and Secretary of OCF, Inc, where he was engaged in technology consulting from February 2019 to December 2019. Prior to the foregoing, he worked as a software engineer at Adform, from April 2015 to March 2018. Aliaksandr completed a Blockchain research internship at IBM Research from August 2017 to November 2017.

Education

Aliaksandr Bazhanau graduated in August 2017 from the Belarusian State University, thereby obtaining a BS degree in Computer Science.

Indemnification

In accordance with the Company's bylaws adopted by written consent of the board on June 18, 2018 (the "*Bylaws*"), the Company shall indemnify the directors officers, employees and agent of the Company who were or are a party or are threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, where such persons have been acting in their professional capacity. Indemnification includes expenses such as attorney's fees judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suite, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Further, the Company shall indemnify any director or officer, and may indemnify any other person in certain actions by or in the right of the Company. The indemnification and advancement of expenses provided or granted hereunder shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under Delaware Law.

Employees

The Company currently has 2 employees in the state of California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The total number of shares of all classes of stock which the Company is authorized to issue is 10,000,000 shares of common stock with a par value of $0.0001 per share (the "*Common Stock*"), pursuant to the Amended and Restated Certificate of Incorporation, filed on March 4, 2019 (the "*Amended COI*").

The Company has issued the following outstanding securities:

Common Stock

On June 18, 2018, Confirmation Labs LLC purchased 100 shares of the Company's Common Stock at a purchase price of $1.00 per share for the aggregate proceeds of $100.00. The offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The shares were fully vested at the time of purchase. The proceeds of the offering were used for general business purposes.

On February 28, 2019, pursuant to a Plan of Recapitalization of Bloqboard, Inc. and OCF, Inc. and Dissolution of Confirmation Labs LLC (the "*Plan of Recapitalization*"), the assets of Confirmation Labs LLC, which consisted in equity in the Company, were distributed to the equity holders of Confirmation Labs LLC as follows:

- DHC LLC received a distribution of 60% of the outstanding Company Shares (60 shares of Common Stock). Vitaly Bahachuk is the sole member of DCH LLC.
- Red Crossbill LLC received a distribution of 40% of the outstanding Company Shares (40 shares of Common Stock). Aliaksandr Bazhanau is the sole member of Red Crossbill LLC.

After the filing of the Amended COI, the shares of capital stock issued and outstanding have been reclassified and increased on an 85,500-for-1 basis. Following this filing, DCH LLC was issued 5,130,000 shares of Common Stock and Red Crossbill LLC was issued 3,420,000 shares of Common Stock.

As of the date of this Form C-AR, there are 8,612,700 shares of Common Stock issued and outstanding, of which 8,593,897 have vested and 18,803 remain subject to vesting. See '*Shares Issued under the Plan*' below for additional information.

The Company's 2019 Equity Incentive Plan

On March 4, 2019 the Company adopted and approved its 2019 Equity Incentive Plan (the "*Plan*") to enable selected officers, directors, employees, and other service providers of the Company to share in the success and growth of the Company through the grant of stock options and other types of equity awards. The Plan permits the grant of incentive stock options. Currently, the aggregate number of shares the Company's Common Stock that may be issue pursuant to the Plan shall not exceed 950,000 shares.

Shares Issued under the Plan

In June 2019, the Company issued 47,500 shares of the Company's Common Stock to an advisor pursuant to a restricted stock award agreement, and the Plan, at a price per share of $0.0137, of which 9,895 shares of Common Stock have vested and 37,605 have been repurchased by the Company due to the termination of the advisor.

Further, on April 14, 2020, the Company issued 37,605 shares of the Company's Common Stock to another advisor pursuant to the Plan, of which 18,802 shares of Common Stock have vested and 18,803 remain subject to vesting with a vesting schedule ending on April 14, 2022.

On May 26, 2020 the Company issued 15,200 shares of the Company's Common Stock to an advisor pursuant to the Plan, all of them fully vested.

As of the date of this Form C-AR, three awards have been made under the Plan, and 887,300 shares of Common Stock remain available for grant under the Plan.

The grant and exercise of awards pursuant to the Plan, or additional allocation of Common Stock for issuance pursuant to the Plan, may limit or dilute the Sharedrop SAFEs.

Convertible Securities

As of the date of this Form C-AR, the Company has $2,682,813.91 in convertible securities outstanding[1], and a summary of terms of such securities are described below.

The February 2019 SAFE

On February 28, 2019, pursuant to the Plan of Recapitalization, the Company issued a Simple Agreement for Future Equity (a "*2019 SAFE*") to one investor for the aggregate principal amount of $1,020,000.00 under Rule 506(b) of Regulation D under the Securities Act.

- The 2019 SAFE converts upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation resulting in aggregate gross proceeds to the Company of at least $1,000,000.00 (the "*Qualified Financing*"), at which time the Company will automatically issue to the investor a number of shares of Safe Preferred Stock equal to $1,020,000.00 divided by the Conversion Price (defined below). "*Safe Preferred Stock*" means the shares of a series of preferred stock issued to the Investor in a Qualified Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference, which the 2019 SAFE holder shall receive at a rate of 1X, and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price (defined below); and (ii) the basis for any dividend rights, which will be based on the Conversion Price. "*Conversion Price*" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. "*Safe Price*" means the price per share equal to $16,830,000.00 divided by the sum, as of immediately prior to the Qualified Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this particular 2019 SAFE instrument, (B) all other SAFES, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing (the "*Company Capitalization*"). "*Discount Price*" means the price per share of the Standard Preferred Stock sold in the Qualified Financing multiplied by the discount rate of 75%.

- If there is a change of control or IPO (each a "*Liquidity Event*") before the expiration or termination of the 2019 SAFE instrument, the holder will, at its option, either (i) receive a cash payment equal to $1,020,000.00 (subject to the funds available to the Company) or (ii) automatically receive from the Company a number of shares of Common Stock equal to $1,020,000.00 divided by the Liquidity Price, if the holder fails to select the cash option. "*Liquidity Price*" means the price per share equal to $16,830,000.00 divided by the Liquidity Capitalization. "*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock outstanding (on an as-converted basis), assuming exercise or conversion of outstanding vested and unvested options

---

[1] Due to a scrivener's error, the Form C-A filed by the Company on March 18, 2021 (the "*Form C-A*"), incorrectly stated that the Company received $1,770,974.00 worth of convertible securities. In fact, as of the date of the Form C-A, the Company had received $1,960,518.91 worth of convertible securities. For the avoidance of any doubt, the current aggregate amount of convertible securities outstanding as of the date of this Form C-AR is $2,682,813.91.

or warrants and converting securities, but excluding (1) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, (ii) this particular 2019 SAFE instrument, (iii) other SAFEs, (iv) and convertible promissory notes.

- If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event.

- In connection with the offering, the investor received a side letter granting it certain consent rights in connection with Company's ability to borrow, loan or guarantee any amount in excess of $500,000 (other than pursuant to a convertible note or Safe prior to the Company's Qualified Financing as defined in this section above, among other consent rights; certain information rights; and pre-emptive rights that are exercisable upon the Company's offering of securities in the aggregate amount of $500,000.00. Further, the side letter includes a most favored nations clause in the event of the Company's issuance of subsequent convertible securities on more favorable terms.

Currently, the 2019 SAFE is outstanding and has not been converted into equity securities in the Company. The proceeds of the offering were used in connection with the Plan of Recapitalization. The conversion of the 2019 SAFE may limit, dilute or qualify the Sharedrop SAFEs.

The 2019 and 2020 SAFE Financing Round

On March 7, 2019, June 27, 2019, July 5, 2019 and July 19, 2019, the Company issued four Simple Agreements for Future Equity ("*SAFEs*") to four investors in reliance of Rule 506(b) of Regulation D under the Securities Act for the aggregate proceeds of $384,999.00. Further, on January 13, 2020 and January 31, 2020, the Company issued two SAFEs to one investor in reliance upon Rule 506(b) of Regulation D under the Securities Act for the aggregate proceeds of $300,000.00. The six SAFEs (collectively, the "*2020 SAFEs*") contain a valuation cap of $19,800,000.00 (the "*Valuation Cap*") and a discount of 20% (the "*Discount*"). The proceeds of the offering were applied towards general operating expenses.

- The 2020 SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation resulting in aggregate gross proceeds to the Company of at least $1,000,000.00 (a "*Qualified Financing*"), at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to each investor's purchase amount divided by either (1) the 2020 SAFEs' Valuation Cap divided by the Company Capitalization or (2) the price per share of the Standard Preferred Stock, as defined below, sold in the Equity financing multiplied by one minus the 2020 SAFEs' Discount amount, whichever calculation results in a greater number of shares of Safe Preferred Stock (the "*Conversion Price*"). "*Safe Preferred Stock*" means the shares of a series of Preferred Stock issued to the investor in a Qualified Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price. "*Standard Preferred Stock*" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Financing. "*Company Capitalization*" means the sum, as of immediately prior to the Qualified Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the 2020 SAFE instruments, (B) all other SAFEs, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

- If there is a change of control or IPO (each a "*Liquidity Event*") before the expiration or termination of the 2020 SAFE, the investor will, at its option, either (i) receive a cash payment equal to each investor's purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the holder fails to select the cash option. If insufficient funds are available for distribution in the amounts set forth therein, then all of the Company's available funds will be distributed with equal priority and pro rata among the cash-out investors in proportion to their purchase amounts, and the cash-out investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the Liquidity Price. "*Liquidity Price*" means the price per share equal to the valuation cap divided by the Liquidity Capitalization. "*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

- If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of the 2020 SAFE instrument, the Company will pay an amount equal to the purchase amount immediately prior to, or concurrent with, such event, and prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock by reason of their ownership thereof. If no such funds are available to satisfy this provision, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among such investors.

Currently, the six 2020 SAFEs are outstanding and have not been converted into equity securities in the Company. The proceeds of this offering were used for general operating expenses. The conversion of the 2020 SAFEs may limit or dilute the Sharedrop SAFEs.

The six SAFEs Issued to Service Provider in Exchange for Services

On or about June 11, 2020, July 15, 2020, August 13, 2020, September 14, 2020, October 8, 2020 and November 24, 2020, the Company issued six Simple Agreements for Future Equity ("*Service Provider SAFEs*") to a service provider in reliance on Rule 506(b) of Regulation D under the Securities Act in the aggregate amount of $45,974.00. The six SAFEs contain a valuation cap of $19,800,000.00 (the "*Valuation Cap*") and a discount of 20% (the "*Discount*"). The six Service Provider SAFEs were issued in exchange for services provided pursuant to that certain Master Service Agreement, dated April 23, 2020.

The conversion mechanisms of the six Service Provider SAFEs are identical to the conversion mechanisms pertaining to the 2020 SAFEs as summarized under 'The 2019 and 2020 SAFE Financing Round' above.

Currently, the six Service Provider SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the Service Provider SAFEs may limit or dilute the Sharedrop SAFEs.

The 2021 SAFEs

On or about January 22, 2021, March 9, 2021, and March 15, 2021, the Company issued Simple Agreements for Future Equity (the "*2021 SAFEs*") to an advisor and investors in reliance on Rule 506(b) of Regulation D under the Securities Act, in the aggregate amount of $185,000.00.

The 2021 SAFEs contain a valuation cap of $19,800,000.00 (the "*Valuation Cap*") and a discount of 20% (the "*Discount*").

The conversion mechanisms of the 2021 SAFEs are identical to the conversion mechanisms pertaining to the 2020 SAFEs as summarized under 'The 2019 and 2020 SAFE Financing Round' above.

Currently, the 2021 SAFEs are outstanding and has not been converted into equity securities in the Company. The proceeds of this offering were used for general operating expenses.

The Reg CF 2020 Sharedrop SAFEs

On January 15, 2021, the Company completed a Regulation Crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act through the intermediary OpenDeal Portal LLC dba "Republic" (the "*Sharedrop Offering*") in the course of which the Company offered Simple Agreements for Future Equity (the "*Sharedrop SAFEs*"). The aggregate amount raised in the Sharedrop Offering equals $24,545.91. The consideration provided pursuant to the offering of Sharedrop SAFEs is in the form of information and activities directly beneficial to the Company, and therefore, no cash "payments," except for a nominal $0.01, have been made to the Company to purchase the Sharedrop SAFEs. Further, certain multipliers were implemented and applied in connection with certain activities conducted through the App by the Sharedrop SAFEs subscribers. The Sharedrop SAFEs contain a valuation cap of $19,800,000.00 (the "*Valuation Cap*") and have the following conversion mechanisms:

- If the Company elects to convert the Sharedrop SAFEs upon the First Equity Financing following the issuance of the Sharedrop SAFEs, the Company will issue to Prime Trust, as custodian, a number of shares of the CF Shadow Series of the capital stock (whether preferred stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such capital stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price. The "*First Equity Financing Price*" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price. The "*SAFE Price*" shall mean the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization. The "*Fully Diluted Capitalization*" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

- If the Company elects to convert the Sharedrop SAFEs upon an Equity Financing after the first Equity Financing following the issuance of the Sharedrop SAFEs, the Company will issue to Prime Trust a number of shares of the CF Shadow Series of the capital stock (whether preferred stock or another class issued by the Company) sold in such subsequent Equity Financing. The number of shares of the CF Shadow Series of such capital stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price. "*Equity Financing*" shall mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation resulting in aggregate proceeds to the Company of at least $1,000,000.

- In the case of an initial public offering of the Company ("*IPO*") or Change of Control (either of these events, a "*Liquidity Event*") of the Company prior to any Equity Financing, Prime Trust will receive, at its option, either (i) a cash payment equal to the SAFE Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. "*Liquidity Price*" shall mean the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization. "*Liquidity Capitalization*" shall mean

the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes. In connection with a cash payment described in this paragraph, the SAFE Amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Prime Trust (on behalf of the investors collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their beneficial interests.

- If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of the Sharedrop SAFE instrument, Prime Trust will, at its option, either (1) receive a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (2) automatically receive from the Company a number of shares of the most recent issued capital stock (whether preferred stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price, if Prime Trust fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

- The Sharedrop SAFEs are subject to a repurchase right of the Company. The Company shall have the right to repurchase the Sharedrop SAFEs, in whole or in part, at any time, by giving notice of such repurchase. The repurchase price for each Sharedrop SAFE Unit, if permissible, shall be the lesser of, either (i) its fair market value (if any) as determined in good faith by the Company's board of directors or (ii) USD $0.01 per Sharedrop SAFE Unit.

The Reg CF 2021 SAFEs

On February 19, 2021, the Company initiated a Regulation Crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act through the intermediary OpenDeal Portal LLC dba "Republic" (the "*Reg CF 2021 Offering*") in the course of which the Company offered Simple Agreements for Future Equity (the "*Reg CF 2021 SAFEs*"). The Reg CF 2021 Offering has an offering deadline set on December 31, 2021 and a maximum offering amount of $4,900,000.00. As of the date of this Form C-AR, the Company has already conducted an initial closing of $722,295 in the Reg CF 2021 Offering. The Reg CF 2021 SAFEs contain a valuation cap of $22,000,000 ($19,800,000 if the subscription is made by an early investor, which means if the subscription is made on or before March 8, 2021, 11:59 PM Pacific Standard Time) (the "*Valuation Cap*") and have the following conversion mechanisms:

- Conversion Upon First Equity Financing
  If an Equity Financing occurs before the Reg CF 2021 SAFE terminates as set forth therein ("*First Equity Financing*"), the Company shall notify Prime Trust, as investor trustee, custodian and legal record holder ("*Prime Trust*") of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of the Reg CF 2021 SAFE without converting the purchase amount to capital stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of the capital stock (whether preferred stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such capital stock shall be equal to the quotient obtained by dividing (x) the Reg CF 2021 SAFE amount by (y) the First Equity Financing Price. "*Equity Financing*" shall mean the next sale (or series of related sales) by the Company of its equity securities to one or more third parties following the date of the Reg CF 2021 SAFE instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "*First Equity Financing Price*" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity

Financing is less than or equal to the Valuation Cap, the lowest price per share of the equity securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price. "**SAFE Price**" shall mean the price per share equal to (x) the Valuation Cap divided by (y) the fully diluted capitalization.

- Conversion After the First Equity Financing
  If the Company elects to continue the term of the Reg CF 2021 SAFE past the First Equity Financing and another Equity Financing occurs before the termination of the Reg CF 2021 SAFE (each, a "*Subsequent Equity Financing*"), the Company shall notify Prime Trust of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of the Reg CF 2021 SAFE without converting the Reg CF 2021 SAFE amount to capital stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of the capital stock (whether preferred stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such preferred stock shall equal to the quotient obtained by dividing (x) the Reg CF 2021 SAFE amount by (y) the First Equity Financing Price.

- Conversion Upon a Liquidity Event Prior to an Equity Financing
  In the case of an initial public offering of the Company ("*IPO*") or Change of Control (either of these events, a "*Liquidity Event*") of the Company prior to any Equity Financing, Prime Trust will, at its option, either (i) receive a cash payment equal to the Reg CF 2021 SAFE amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of common stock equal to the Reg CF 2021 SAFE amount divided by the Liquidity Price, if Prime Trust fails to select the cash option. "*Liquidity Price*" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization. "*Liquidity Capitalization*" shall mean the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes. In connection with this Section, the Reg CF 2021 SAFE amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Prime Trust (on behalf of the investors collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their beneficial interests.

- Conversion Upon a Liquidity Event After an Equity Financing
  If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of the Reg CF 2021 SAFE, Prime Trust will, at its option, either (i) receive a cash payment equal to the Reg CF 2021 SAFE Amount or (ii) automatically receive from the Company a number of shares of the most recent issued capital stock (whether preferred stock or another class issued by the Company) equal to the Reg CF 2021 SAFE Amount divided by the First Equity Financing Price, if Prime Trust fails to select the cash option. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

Debt

On December 30, 2020, the Company, the borrowing entity, and Vitaly Bahachuk, the lender, entered into a loan agreement (the "*Loan Agreement*"), in the amount of $30,000.00 (the "*Loan Amount*"), with an interest rate of 5 percent (5%), compounding annually. Prior to the maturity date, the Company can repay the Loan Amount, together with all accrued but unpaid interest thereon, at any time without penalty. On January 24, 2021, the aforementioned parties amended the Loan Agreement to extend the maturity to

September 30, 2021. Except as to the modification regarding the maturity date of the Loan Agreement, the latter remains in full force and effect.

On February 1, 2021, the Company, the borrowing entity, and Aliaksandr Bazhanau, the lender, entered into a loan agreement (the "*Loan Agreement II*"), in the amount of $25,000.00 (the "*Loan Amount II*"), with an interest rate of 5 percent (5%), compounding annually. The maturity date of the Loan Agreement II is September 30, 2021, upon which date the Loan Amount II including all accrued and unpaid interest are due and payable. Prior to the maturity date, the Company can repay the Loan Amount II, together with all accrued but unpaid interest thereon, at any time without penalty.

Valuation

On August 31, 2019, Carta Valuations LLC provided the Company with a 409A valuation of the Company's Common Stock. Based on this report, the fair market value of one share of the Company's Common Stock on a non-marketable, minority basis at such time was $0.0137.

Ownership

The Company is owned by 5 entities/individuals.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
DCH LLC	59.56%
Red Crossbill LLC	39.71%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Audited financial statements are attached hereto as <u>Exhibit A</u>.

Operations

The Company is the developer of Linen App, a mobile wallet which enables users to hold, send and receive cryptocurrency and access certain blockchain-based protocols, including liquidity pools in DeFi. The Linen App is the Company's main product and is currently in private beta testing.

The Company is expecting to earn substantially all of its revenue from fees associated with the integration of third-party services and open blockchain-based protocols and liquidity pools with the App.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $417,015.00 and $428,144.00 for the years ended December 31, 2019 and 2020, respectively. In 2019, the Company generated $998.00 in revenue and $58,979.00 in net other income, resulting in a net loss of $357,038.00. In 2020, the Company did not generate any revenue or net other income, resulting in a net loss of $428,144.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $214,451.00 and $ $148,296.00 for the years ended December 31, 2019 and 2020, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $4,966.00 and $19,907.00 for the years ended December 31, 2019 and 2020, respectively.

Liquidity and Capital Resources

We currently have $850,000.00 in cash on hand to execute our business strategy. The Company currently has an average burn rate of $35,000.00 per month. The Company does not have any additional sources of capital other than the proceeds expected from the current Reg CF 2021 Offering and has a runway of twenty-four (24) months.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The audited financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The audited financial statements of the Company are attached hereto as **Exhibit A**.

DESCRIPTION OF THE COMPANY'S SECURITIES

The following description summarizes important terms of the existing securities of the Company. A description of the rights of the shareholders may be found in the Company's Bylaws, the Company's Amended COI, as well as Delaware General Corporate Law.

Common Stock

Voting Rights

Except as otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of the stockholders shall be entitled to one vote for each share of capital stock held by the stockholder.

Rights to Distributions

Subject to the provisions of the certificate of incorporation, if any, dividends with respect to the shares of the corporation's capital stock may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the certificate of incorporation.

The Company has never declared or paid cash distributions and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Rights of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements set forth in the Company's Bylaws. The Company or its assigns shall have the option to purchase any or all of the "*Transfer Stock*", as defined in the Company's Bylaws, at the price and upon the terms set forth in the "*Transfer Notice*", as defined in the Company's Bylaws.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

From June 14, 2018 to December 31, 2018 2019, Aliaksandr Bazhanau performed services for the Company. The services comprised of the technical specifications and development of the Company's products and managing technical resources. In consideration for the services rendered, Aliaksandr Bazhanau received in aggregate $85,154.

From June 14, 2018 to November 30,2018, Vitaly Bahachuk performed services for the Company. The services comprised of the development of the Company's product architecture and the management of the Company's resources. In consideration for the services rendered, Vitaly Bahachuk received in aggregate $82,617.

In January 2019, Aliaksandr Bazhanau performed services for the Company. The services comprised of the technical specifications and development of the Company's products and managing technical resources. In consideration for the services rendered, Aliaksandr Bazhanau received in aggregate $9,000 in January 2020.

On March 4, 2019, the Company assigned and licensed certain intellectual property rights relating to LoanScan to its affiliate OCF, Inc., a company that was owned by the same shareholders and same certain investor as the Company. On November 5, 2019 the Company purchased certain intellectual property rights from OCF, Inc for $11,000. OCF, Inc., which was dissolved in December 2019.

On December 30, 2020, the Company and Vitaly Bahachuk entered into the Loan Agreement. On January 24, 2021, the aforementioned parties amended the Loan Agreement. The terms and conditions of the Loan Agreement are summarized above under 'Capitalization and Ownership.'

On February 1, 2021, the Company and Aliaksandr Bazhanau entered into the Loan Agreement II. The terms and conditions of the Loan Agreement II are summarized above under 'Capitalization and Ownership.'

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Vitaly Bahachuk

_____

(Signature)

Vitaly Bahachuk

_____

(Name)

Director, President, Chief Executive Officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vitaly Bahachuk

_____

(Signature)

Vitaly Bahachuk

_____

(Name)

Director, President, Chief Executive Officer

_____

(Title)

April 30, 2021

_____

(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aliaksandr Bazhanau
_____
(Signature)

Aliaksandr Bazhanau
_____
(Name)

Director, Treasurer, Secretary, Chief Technology Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Aliaksandr Bazhanau
_____
(Signature)

Aliaksandr Bazhanau
_____
(Name)

Director, Treasurer, Secretary, Chief Technology Officer
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

LINEN MOBILE, INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

March 8, 2021

To: Board of Directors, LINEN MOBILE, INC.
        Attn: Vitaly Bahachuk

Re: 2020-2019 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of LINEN MOBILE, INC. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of



its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 8, 2021

LINEN MOBILE, INC.
BALANCE SHEET
For the Years Ending December 31, 2020 and 2019
See accompanying Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 81,578	$ 189,703
Total Current Assets	81,578	189,703
Fixed assets, net	9,870	13,300
Intangible assets, net	503,909	454,539
Total Assets	**$ 595,357**	**$ 657,542**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 40,044	$ 50,205
Accrued expenses	6,731	7,308
Advance from related party	31,589	1,589
Total Liabilities	78,364	59,102
STOCKHOLDERS' EQUITY		
Common Stock; $0.0001 par value,		
10,000,000 and 100 shares authorized,		
8,612,700 and 8,559,895 shares issued and outstanding		
As of December 31, 2020 and 2019, respectively	861	856
Additional paid-in capital	718	0
Additional paid-in capital - SAFEs	1,750,973	1,404,999
Retained earnings	(1,235,559)	(807,415)
Total Stockholders' Equity	516,993	598,440
Total Liabilities and Stockholders' Equity	**$ 595,357**	**$ 657,542**


LINEN MOBILE, INC.
STATEMENT OF OPERATIONS
For the Years Ending December 31, 2020 and 2019
See accompanying Auditor's Report and Notes to the Financial Statements


	2020	2019
Revenues	$ 0	$ 998
Cost of revenues	0	0
Gross profit (loss)	0	998
Operating expenses		
General and administrative	148,296	214,451
Sales and marketing	19,907	4,966
Legal and professional services	127,211	99,398
Depreciation	3,430	3,365
Amortization	129,300	94,835
Total operating expenses	428,144	417,015
Net Operating Loss	(428,144)	(416,017)
Other Income (Expenses)		
Gain on sale of assets	0	59,000
Loss on cryptocurrency exchange	0	(21)
Net Other Income	0	58,979
Net Loss	$ (428,144)	$ (357,038)


LINEN MOBILE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ending December 31, 2020 and 2019
See accompanying Auditor's Report and Notes to the Financial Statements


	Common Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Retained Earnings	Total Stockholders' Equity
	Shares	**Par Value**				
Balance as of December 31, 2018	**100**	**$ 0**	**$ 920,100**	**$ 0**	**$ (349,622)**	**$ 570,478**
Dissolution of parent company	8,549,900	855	(920,100)	1,020,000	(100,755)	0
Issuance of common stock	9,895	1	0	0	0	1
Issuance of SAFEs	0	0	0	384,999	0	384,999
Net Loss	0	0	0	0	(357,038)	(357,038)
Balance as of December 31, 2019	**8,559,895**	**856**	**0**	**1,404,999**	**(807,415)**	**598,440**
Stock-based compensation	52,805	5	718	0	0	723
Issuance of SAFEs	0	0	0	345,974	0	345,974
Net Loss	0	0	0	0	(428,144)	(428,144)
Balance as of December 31, 2020	**8,612,700**	**$ 861**	**$ 718**	**$ 1,750,973**	**$ (1,235,559)**	**$ 516,993**


LINEN MOBILE, INC.
STATEMENT OF CASH FLOWS
For the Years Ending December 31, 2020 and 2019
See accompanying Auditor's Report and Notes to the Financial Statements


	2020	2019
Operating Activities		
Net Income (Loss)	$ (428,144)	$ (357,038)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add in depreciation	3,430	3,365
Add in amortization	129,300	94,835
Stock-based compensation	723	0
Changes in operating assets or liabilities		
Increase (Decrease) in accounts payable	(10,161)	(14,749)
Increase (Decrease) in accrued expenses	(577)	7,223
Net cash used in operating activities	(305,429)	(266,364)
Investing Activities		
Payments for software development	(178,670)	(137,869)
Purchase of equipment	0	(5,315)
Purchase of software licenses	0	(11,000)
Net change in cash from investing activities	(178,670)	(154,184)
Financing Activities		
Advance from shareholder	30,000	0
Issuance of common stock	0	1
Issuance of SAFEs	345,974	384,999
Net change in cash from financing activities	375,974	385,000
Net change in cash and cash equivalents	(108,125)	(35,548)
Cash and cash equivalents at beginning of period	189,703	225,251
Cash and cash equivalents at end of period	$ 81,578	$ 189,703

LINEN MOBILE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020
SEE ACCOMPANYING AUDITOR'S REPORT

NOTE 1 - NATURE OF OPERATIONS

LINEN MOBILE, INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on June 11, 2018 ("Inception") under the name of Bloqboard, Inc. in the State of Delaware. In September 2019 the Company changed its name to Linen Mobile, Inc. The Company is a developer of Linen App ("Linen App", or the "Application" or "App"), a mobile wallet which enables users to hold, send, and receive cryptocurrency and access certain blockchain-based protocols, including liquidity pools in decentralized finance (DeFi). The Application is the Company's main product and is currently in private beta testing. Not all features of Linen App are currently available. The Company began operations in 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. The company operates in a very highly regulated environment that is still growing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation ("FDIC") insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company also holds money in a money service business that is not insured by the FDIC.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's

checking account and money held in a money service business. As of December 31, 2020 and 2019, the Company had $81,578 and $189,703 in cash and cash equivalents, respectively.

Provision for Refunds and Chargebacks
The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. As of December 31, 2020, the Company had an accrued liability of $0. Actual refunds and chargebacks could differ from the Company's estimates.

Intangible Assets
Intangible assets with a finite life consist of software development and software licenses and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is five years. As of December 31, 2020 and 2019, the Company had $503,909 and $454,539 in net intangible assets, respectively.

Fixed Assets
Fixed assets, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $9,870 and $13,300 in net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and

consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2020 and 2019 as it incurred a taxable loss. In addition, there is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2020 and 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company will generate revenues by charging transaction fees on some app features. The Company recognized $0 and $998 in revenue for the years ending December 31, 2020 and 2019, respectively.

Accounts Receivable
The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2020 and 2019, the Company has no accounts receivable.

Advertising
The Company expenses advertising costs as they are incurred.

Correction of Error in Previously Issued Financial Statements
In 2020 the Company discovered that the cash balance had been misreported in a previously issued set of financial statements. The error has been corrected retrospectively in the accompanying financial statements. The difference to the Company's retained earnings is $3,605, and the Company believes this amount to be immaterial.

Stock-Based Compensation
The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as an expense in the statements of operations based on their grant date fair values. Expenses are recognized in general and administrative in the statements of operation.
Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after

December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets consist of computers. As of December 31, 2020 and 2019 the Company had $9,870 and $13,300 in net fixed assets, respectively. The following table shows the details of the fixed assets.

Fixed Assets		2020		2019
Computers	$	17,150	$	17,150
Less accumulated depreciation		(7,280)		(3,850)
Fixed Assets, net	$	9,870	$	13,300

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consist of software development and software licenses. As of December 31, 2020 and 2019 the Company had $503,909 and $454,539 in net fixed assets, respectively. The following table shows the details of the intangible assets.

Intangible Assets				
Intangible assets	$	11,000	$	11,000
Software development costs		733,559		554,889
		744,559		565,889
Less accumulated amortization		(240,650)		(111,350)
Intangible Assets, net	$	503,909	$	454,539

NOTE 5 – RELATED PARTY

From time to time the Company takes advances from shareholders. As of December 31, 2020 and 2019, the balance of the advances from related parties was $31,590 and $1,589, respectively. Advance totaling $30,000 has a 5 percent interest rate and is due September 30, 2021. Remaining advances have no interest rate or specified maturity date.

During 2018, shareholders of the Company provided services for the Company and received an aggregate of $167,771. In 2019, shareholders of the Company provided services for the Company and

received an aggregate of $9,000. In March 2019, the Company assigned and licensed intellectual property rights to an affiliate owned by the same shareholders. In November 2019, the Company purchased intellectual property rights from an affiliate owned by the same shareholders.

NOTE 6 – INCOME TAX PROVISION

The Company intends to file its corporate income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 approximated $1,235,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 7 – DISSOLUTION OF PARENT COMPANY

In the beginning of 2019, the parent holding company was dissolved and a Simple Agreement for Future Equity ("SAFE") that was held within the holding company was transferred to the Company. The Company's $920,000 of investment from the parent company was converted into a SAFE along with the issuance of additional SAFEs. The total SAFEs outstanding after the dissolution totals $1,020,000. The dissolution was intended as a tax-free distribution to safe holders.

NOTE 8 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity outstanding:

Common Stock
In 2018, the Company had authorized 100 shares of common stock, par value $0.0001. In 2019 with the dissolution of the parent company, the Company had authorized 10,000,000 shares of common stock, par value $0.0001. As of December 31, 2020 and 2019, the company had 8,612,700 and 8,559,895 issued and outstanding shares, respectively. As of December 31, 2020, 17,236 shares remain unvested and subject to repurchase.

Additional Paid in Capital - SAFEs
In 2019, the Company has issued SAFEs totaling $1,020,000. The SAFEs are automatically convertible into common stock on the completion of an equity financing event of at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 75% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $16,830,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Also, in 2019, the Company has issued SAFEs totaling $384,999. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $19,800,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

In 2020, the Company issued SAFEs totaling $345,974. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $19,800,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount. Included in this amount of total SAFE funding in 2020 is $45,974 issued in exchange for services rendered to the Company for product development.

NOTE 9 – STOCK-BASED COMPENSATION

Equity Incentive Plan
The Company has a 2019 equity incentive plan ("The Plan") which permits the grant or option of shares to its employees for up to 950,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the years ending December 31, 2020 and 2019. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 –COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID-19 Worldwide Pandemic

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 12 – SUBSEQUENT EVENTS

Reg CF 2020 Sharedrop SAFEs
On January 15, 2021, the Company terminated a Regulation Crowdfunding offering through the intermediary OpenDeal Portal LLC dba "Republic" (the "Sharedrop Offering") in the course of which the Company offered SAFEs (the "Sharedrop SAFEs"). Whereas the Sharedrop Offering has ended on January 20, 2021 and no further subscriptions has been or will be accepted, the Sharedrop Offering has not yet been fully closed and the aggregate amount of Sharedrop SAFEs sold in the Sharedrop Offering cannot yet be ascertained. The Company estimates that the aggregate amount raised in the Sharedrop Offering will not exceed $24,546.

Crowdfunded Offering
The Company is offering more than $500,000 in SAFEs (the "Crowdfunded Offering") in 2021. The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Issuance of Restricted Stock
In January 2021, the Company entered into an advisor agreement that awards 38,000 shares of common stock that vest over a period of one year.

Issuance of SAFEs
In January 2021, the Company issued SAFEs totaling $20,000 and in March 2021 issued another $50,000. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $19,800,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Issuance of Related Party Advance
In February 2020, the Company entered into an advance with a related party for $25,000 with an interest rate of 5 percent and a maturity date of September 30, 2021.

Management's Evaluation
Management has evaluated subsequent events through March 12, 2021 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.